AuRico Gold Provides an Update on 2011 Exploration Programs

Toronto: January 9, 2012: AuRico Gold Inc. (TSX:AUQ) (NYSE: AUQ), (“AuRico” or “AuRico Gold” or the “Company”) is pleased to provide highlights of the 2011 exploration programs completed at the Company’s expanded asset base in Canada, Mexico and Australia. The Company expects to release a company-wide reserve and resource update in the first quarter of 2012. (Refer to Tables in the Appendix for selected drilling results).

2011 was a transformational year for AuRico Gold, as the Company diversified its production portfolio through two significant transactions, acquiring the Young Davidson mine located in Northern Ontario, Canada, which is scheduled to begin production in late Q1 2012, and the El Chanate mine located in Sonora State, Mexico. The Company’s growing production profile is also supported by the significant exploration potential at its expanded portfolio of properties.

Young Davidson Exploration Highlights

During the year, 23,354 metres (20 holes) of surface drilling and 1,720 metres (4 holes) of underground drilling were completed as part of the $3.6 million exploration program at Young Davidson1. Highlights of this program include:

  Further delineation of the Young Davidson (YD) West Zone, which resulted in a Measured and Indicated Resource of 536,000 ounces (4.5 M tonnes grading 3.72 g/t gold) plus an Inferred Resource of 53,000 ounces (0.5 M tonnes grading 3.22 g/t gold) that was announced on September 15, 2011 and is expected to be largely converted to reserve status as part of the Company’s Reserve and Resource update.
  Subsequent to the YD West resource estimation, a further six drill holes were completed, five of which intersected the YD West Zone. The deposit remains open to the west and at depth.
  Confirmation of the continuity of a zone footwall to the Upper Boundary Zone that had previously been interpreted as isolated intersections. An oblique drill hole YMX11-04 confirms this continuity and returned 4.80 g/t gold over 15.5 metres.

Recent drilling highlights from the YD West Zone include: (See Figure 1)

  Hole YD11-244, 54.0 metres grading 5.44 grams per tonne gold
  Hole YD11-245, 6.0 metres grading 2.53 grams per tonne gold
  Hole YD11-247, 46.5 metres grading 2.30 grams per tonne gold
  Hole YD11-248, 54.0 metres grading 2.33 grams per tonne gold

The 40,000 metre drilling program proposed for 2012 will primarily focus on continuing to develop the Young-Davidson West deposit as well as follow-up drilling on six additional targets that were identified in 2011.

1.

The Company acquired the Young-Davidson mine through its acquisition of Northgate Minerals Corporation on October 26, 2011. Drilling metres and drilling results reported in this press release are for the full year 2011.

2.	Using the Company’s long-term gold equivalency ratio of 55:1.
3.

The Company acquired the El Chanate mine through its acquisition of Capital Gold Corporation on April 8, 2011. Drilling metres and drilling results reported in this press release are for the full year 2011.

Ocampo Exploration Highlights

During the year the Company completed 71,430 metres (456 holes) of surface drilling and 67,780 metres (331 holes) of underground drilling as part of the $26 million exploration program at Ocampo. Highlights of this program include (See Figure 2):

  Drilling parallel to and eastward along the PGR trend near the current Picacho open pit has identified a number of gold bearing vein systems (the San Jose, Belen and Altagracia veins) that demonstrate the potential of this system to be exploited both by open pit as well as underground mining methods. Open pit development studies are currently underway on the upper portion of the high grade San Jose / Belen system and this system is expected to be an additional source of mill feed ore.
  In addition, a mineralized extension between the Conico and Estrella Open Pits has been drilled to 25 metre centers. This area is currently being modeled and pit optimization studies are underway. To date, the Estrella vein has been surface mapped over 400 metres beyond the any of the previous drilling undertaken and the new drilling shows that Estrella is now open along strike to the west.
  Drilling from the Santa Eduviges underground mine (located in the southwest part of the mine complex) continues to discover significant down-dip extensions to the vein systems currently being mined. 2011 surface exploration drilling has discovered at least three similar clavos along the strike of the PGR zone immediately west of the Santa Eduviges mine.
  Drilling from the Level 2 mine (a potential third underground mine located in the northeast part of the mine complex) has intersected six mineralized fault systems parallel to the productive high grade San Amado zone. Underground drifting is in progress to establish site drill platforms for the Monos and Burrita targets.
  A new style of mineralization, a high sulfidation epithermal system, as opposed to the typical low sulfidation epithermal system found at Ocampo, has been discovered below the Altagracia deposit at an elevation of 1,150 metres with an intersection of 9.9 metres grading 9.75 g/t gold and 175 g/t silver (13 g/t gold equivalent2) 250 meters below current typical working elevations.

Recent drilling highlights include:

Cubiro

  Hole OG-1463, 2.2 metres grading 27.01 g/t gold equivalent2

Altagracia

  Hole OU-1487, 9.9 metres grading 13.01 g/t gold equivalent2

Belen – San Jose

  Hole OU-1558, 6.0 metres grading 6.91 g/t gold equivalent2
  Hole OU-1481, 2.5 metres grading 15.38 g/t gold equivalent2

The 100,000 metre drilling program proposed for 2012 will primarily focus on the San Jose, San Amado and St Eduviges underground targets. The surface program will test for new open pittable deposits westward along the PGR trend (PGR West) and at Cerro Blanco (St Librada SE). The Cerro Blanco target altered zone hosts surface gold and silver values over a 1 kilometre long area and over 100 metres wide. There is an additional substantial-sized target on a parallel zone 300 metres southwest of Cerro Blanco. Surface rights have been negotiated and an aggressive drilling program has been initiated.

1.

The Company acquired the Young-Davidson mine through its acquisition of Northgate Minerals Corporation on October 26, 2011. Drilling metres and drilling results reported in this press release are for the full year 2011.

2.	Using the Company’s long-term gold equivalency ratio of 55:1.
3.

The Company acquired the El Chanate mine through its acquisition of Capital Gold Corporation on April 8, 2011. Drilling metres and drilling results reported in this press release are for the full year 2011.

El Chanate Exploration Highlights

During the year, 38,510 metres of reverse circulation drilling in 177 holes and 5,154 metres of core drilling in 14 holes were completed at El Chanate as part of the $3.9 million exploration program3. (See Figure 3). Highlights of this program include:

  Discovery of a new zone of mineralization south of the planned heap-leach pads with hole CHCI-568 intersecting 27.4 metres of 0.50 g/t gold
  The depth extensions of the presently-planned pit to the south and southeast have now been drilled off and results provide encouragement that the open pit may be extended further to the southeast and to a greater depth
  Exploration was initiated on targets to the northwest of the current pit and this work will continue in 2012

Recent drilling highlights include:

  Hole CHCI-482, 70 metres grading 1.28 g/t gold (See Figure 4)
  Hole CHCI-491, 32 metres grading 0.96 g/t gold
  Hole CHCI-524, 51 metres grading 0.52 g/t gold (See Figure 5)
  Hole CHCI 602, 33.5 metres grading 0.33 g/t gold
  Hole CHCI 511, 45.7 metres grading 0.53 g/t gold

The 27,600 metre drilling program proposed for 2012 will primarily focus on trend to the northwest and southeast of the current pit as well as the newly discovered mineralization south of the planned heap leach pads.

El Cubo Exploration Highlights

During the year, the Company completed 15,790 metres of surface core drilling in 61 diamond drill holes at El Cubo as part of the $2.0 million exploration program. (See Figure 6). Highlights of this program include:

  The main focus of the drilling program has been to step-out and fill-in on the Dolores Vein discovery made in 2009/2010. This is a combined vein / sheeted vein deposit typical of the style of mineralization mined in this district for the last several hundred years.
  The drilling has successfully delineated a 1,100 metre long deposit that has the potential to be mined underground or via an open pit that would include a lower grade envelope of mineralized material that appears to be amenable to heap leach processing.
  Drilling in the Villalpando Gap target area from surface has cut encouraging mineralization that exceeds current cut-off grades and has the potential to be mined from existing workings.
1.

The Company acquired the Young-Davidson mine through its acquisition of Northgate Minerals Corporation on October 26, 2011. Drilling metres and drilling results reported in this press release are for the full year 2011.

2.	Using the Company’s long-term gold equivalency ratio of 55:1.
3.

The Company acquired the El Chanate mine through its acquisition of Capital Gold Corporation on April 8, 2011. Drilling metres and drilling results reported in this press release are for the full year 2011.

Recent drilling highlights include:

Villapondo Gap

  Hole 577, 19.0 metres 1.04 g/t gold, 36 g/t silver, 1.68 g/t gold equivalent2
  Hole 586, 18.8 metres 1.5 g/t gold, 109 g/t silver, 3.49 g/t gold equivalent2

Dolores Capulin (See Figure 7)

  Hole 587, 5.0 metres 1.72 g/t gold, 273 g/t silver, 6.69 g/t gold equivalent2
  Hole 589, 23.3 m 0.94 g/t gold, 46 g/t silver, 1.77 g/t gold equivalent2

The 46,600 metre surface and underground drilling program proposed for 2012 will primarily focus on three principal targets namely, Dolores-La Loca, Cebolletes and Villalpando Sur.

Other Exploration Projects

During 2011, the Company completed 29,040 metres of drilling at four other projects in Mexico. Highlights include the discovery of a 700 metre-long vein system called La Balleza, as well as discovering potentially economic grades of gold-silver mineralization in the western portion of the Santo Nino Vein. Both discoveries are located on the company’s Venus property, three kilometres from the Ocampo property.

“The Company begins 2012 with a high-quality portfolio of assets that have significant exploration potential. Young Davidson is entering an exciting phase as the YD West Zone is open in several directions with clear indications that there is much more potential to unlock. Ocampo continues to extend and discover new veins which may be exploited by both open pit and underground mining methods, collectively adding up to a long life operation. El Cubo and El Chanate have each demonstrated the existence of new, potentially mineable, areas”, stated René Marion, President and Chief Executive Officer. He continued, “I would like to take this opportunity to welcome Chris Rockingham to the AuRico team. Chris has assumed the role of Vice President of Exploration and Business Development. Chris has assumed the role from Peter Drobeck who recently left the company to pursue other interests. During Peter’s three years with the Company, he successfully built a solid portfolio of assets and one of the leading exploration teams in Mexico. We are grateful to Peter for his contributions and wish him well in his future endeavours.”

Quality Control – Analyses and Sample Location
Details of quality assurance/quality control procedures for sample analysis and drill hole survey methodology are reported in detail in the Canadian National Instrument43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) compliant Technical Reports filed on SEDAR (www.sedar.com) on August 28, 2009 for Young Davidson. For the exploration projects in Mexico the surface drilling information has been reviewed by Qualified Persons Mr. Paul Hohbach at Ocampo and Mr. Peter Drobeck at El Cubo and El Chanate. Gold analyses for all projects were performed by accredited commercial laboratories using standard fire assay procedures with an AA finish. Silver is analyzed using a four-acid digestion with ICP finish, and fire assays for samples over 100 grams per tonne silver. The Company maintains a Quality Assurance –Quality Control program including the insertion of commercial control reference pulps and blanks in all its drill programs, along with a dedicated QA-QC person to monitor results. Sample lengths are not necessarily true widths.

1.

The Company acquired the Young-Davidson mine through its acquisition of Northgate Minerals Corporation on October 26, 2011. Drilling metres and drilling results reported in this press release are for the full year 2011.

2.	Using the Company’s long-term gold equivalency ratio of 55:1.
3.

The Company acquired the El Chanate mine through its acquisition of Capital Gold Corporation on April 8, 2011. Drilling metres and drilling results reported in this press release are for the full year 2011.

Qualified Persons
The program design, implementation, quality assurance/quality control and interpretation of the results are under the control of AuRico’s geological staff, which includes a number of individuals who are qualified persons as defined under NI 43-101. Carl Edmunds, PGeo, Chief Geologist, is responsible for the overall supervision of the program at Young Davidson, Paul Hohbach, AIPG, is responsible for Ocampo exploration and the El Chanate and El Cubo programs were under the supervision of Peter Drobeck.

About AuRico Gold

AuRico Gold is a leading intermediate Canadian gold and silver producer with a diversified portfolio of high quality mines and projects in Canada, Mexico and Australia. The Company currently has five operating properties including the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State, the El Cubo mine in Guanajuato State, as well as the Fosterville and Stawell gold mines in Victoria, Australia. The first production from the exciting Young-Davidson gold mine in northern Ontario is expected by the end of Q1 2012 as the mine ramps up to over 200,000 ounces of annual production by 2015. AuRico’s strong pipeline of development and exploration stage projects includes advanced development properties in Mexico and British Columbia and several highly prospective exploration properties in Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Goldwebsite at http://www.auricogold.com or contact:

Chris Rockingham	Anne Day
VP Exploration and Business Development	Director of Investor Relations
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

Cautionary Statement

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘target’’, ‘‘continue’’, ‘‘estimate’’, ‘‘may’’, and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding anticipated future financial and operational performance, the ability to continue to fund expansion and exploration operations through cash flows, the ability to realize the perceived benefits of the acquisition of Northgate, the ability of Young-Davidson to be in production at the end of Q1 2012 and to achieve over 200,000 ounces of production by 2015, the future price of gold and silver and the ratio of their prices, the de-risking of operations, future exploration results of its exploration and development programs and the success of the Company’s exploration approaches, the Company’s ability to delineate additional resources and reserves as a result of such programs, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2011 results, operating performance projections for 2011, our ability to fully fund our business model internally, 2011 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. The operating and financial performance of the Company will be affected by changes in the actual gold equivalency ratio realized in 2011. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward- looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Figure 1: Long Section of YD West Zone (250A and 251A are in progress)

Figure 2: Ocampo Plan Map

Figure 3: El Chanate 2011 Drilled Holes

Figure 4: Section NE33/03

Figure 5: Section NE33/31

Figure 6: Geology and Drill Hole Location Map from the Dolores – Capulin portion of the El Cubo Mine

Figure 7: El Cubo Section

Table 1: Table of Assay Results (Young-Davidson)
Hole ID	From (m)	To (m)	Interval (m)	True Thickness	Gold g/t	Gold g/t Cut to 20g	Comments
YD11-244	1313.5	1367.5	54.0	31.5	5.44	4.56	YD West Zone
including	1319.2	1367.5	48.3	28.3	5.99	5.01	YD West Zone
including	1329.6	1350.5	20.9	12.2	10.02	7.76	YD West Zone
YD11-245	1233.3	1237.5	4.2	2.0	2.16	2.16	YD West Zone
including	1323.2	1329.2	6.0	2.5	2.53	2.53	YD West Zone
YD11-246A					NSV		dyked out
YD11-247A	870.0	916.5	46.5	19.2	2.30	2.30	YD West Zone
YD11-248	900.4	954.4	54.0	24.0	2.33	2.33	YD West Zone
including	920.5	954.4	33.9	15.1	2.81	2.81
YD11-249	813.4	832.6	19.2	8.5	1.14	1.14	YD West Zone
including	824.5	832.6	8.1	3.6	1.49	1.49
YMX11-04	92.8	108.3	15.5		4.80	4.73	UBZ - Footwall Zone

Table 2: Table of Assay Results (Ocampo)
Hole	From (m)	To (m)	Length(m)	Gold (g/t)	Silver (g/t)	AuEq[55] (g/t)	Vein
OG-1480	385.5	388.6	3.1	0.55	246.1	5.02	Altagracia
OG-1487	434.6	444.5	9.9	9.75	179.4	13.01	Altagracia
OG-1541	4.9	7.3	2.4	2.28	154.4	5.09	Altagracia
OG-1541	20.4	21.1	0.7	9.07	55.3	10.08	Altagracia
OG-1527	97.7	104.5	6.8	1.04	33.6	1.66	Altagracia
OG-1530	97.9	103.2	5.4	1.15	30.8	1.71	Altagracia
OG-1534	121.4	126.6	5.1	1.70	90.4	3.34	Altagracia
OG-1521	24.5	26.1	1.6	4.73	114.2	6.80	Aventurero
OG-1476	4.1	5.0	0.9	5.21	224.0	9.28	Belen San Jose
OG-1481	13.7	16.1	2.5	10.75	254.5	15.38	Belen San Jose
OG-1489A	168.0	173.0	5.0	2.64	175.8	5.83	Belen San Jose
OG-1508	45.2	47.1	1.9	2.99	110.1	4.99	Belen San Jose
OG-1513	62.8	64.6	1.8	9.54	229.6	13.71	Belen San Jose
OG-1513	95.3	96.1	0.8	6.74	536.0	16.49	Belen San Jose
OG-1558	115.6	121.6	6.0	3.30	198.3	6.91	Belen San Jose
OG-1563	60.8	70.7	9.9	0.25	25.8	0.72	Belen San Jose
OG-1563	70.7	73.6	2.9	1.22	69.9	2.49	Belen San Jose
OG-1564	10.6	16.5	5.9	3.23	53.9	4.21	Belen San Jose
OG-1564	88.1	90.5	2.4	2.25	110.7	4.26	Belen San Jose
OG-1570	149.5	150.7	1.2	6.75	380.1	13.67	Belen San Jose
OG-1574	62.5	64.6	2.1	3.25	194.1	6.78	Belen San Jose
OG-1576A	130.5	132.4	1.9	7.82	326.5	13.76	Belen San Jose
OG-1580A	152.1	158.2	6.1	1.00	57.7	2.05	Belen San Jose
OG-1584	138.0	140.4	2.3	6.42	522.3	15.92	Belen San Jose
OG-1587A	169.6	170.5	0.9	0.17	420.0	7.81	Belen San Jose
OG-1460	73.2	74.0	0.8	10.60	5.2	10.69	Cerro Sur
OG-1448	66.0	67.6	1.6	2.82	87.3	4.41	Cubiro
OG-1458	108.5	110.3	1.8	7.02	62.3	8.16	Cubiro
OG-1463	165.0	167.2	2.2	8.07	1041.6	27.01	Cubiro
OG-1575	68.9	71.9	3.0	0.53	279.5	5.61	Cubiro
OG-1581	115.3	116.7	1.4	2.51	160.3	5.42	Cubiro
OG-1471	21.6	23.6	2.0	7.36	129.3	9.71	Dog clavo
OG-1471A	21.2	22.9	1.7	3.40	36.2	4.06	Dog clavo
OG-1543	171.5	173.2	1.7	4.29	1.8	4.33	Estrella
OG-1591	142.8	144.3	1.5	5.26	2.6	5.31	Estrella
OG-1457	187.7	188.7	1.0	7.08	51.2	8.01	Los Monos
OG-1461	0.0	3.1	3.1	0.90	84.3	2.43	Los Monos
OG-1532	115.3	117.3	2.0	2.52	90.8	4.17	Maria - Molinas SW

Hole	From (m)	To (m)	Length(m)	Gold (g/t)	Silver (g/t)	AuEq[55] (g/t)	Vein
OG-1537	173.5	175.1	1.5	16.77	395.3	23.95	Maria - Molinas SW
OG-1454	37.3	41.0	3.7	6.06	171.5	9.18	Picacho
OG-1435	142.6	145.9	3.3	2.26	145.6	4.90	Picacho SE
OG-1538	127.3	127.8	0.5	3.82	628.0	15.24	Resurreccion
OG-1542	0.0	1.1	1.1	4.99	100.1	6.80	Resurreccion
OG-1542	37.0	38.9	1.9	4.26	48.2	5.13	Resurreccion
OG-1544A	4.4	6.8	2.4	3.64	65.5	4.83	Resurreccion
OG-1551	19.6	24.3	4.7	2.75	73.4	4.09	Resurreccion
OG-1556	38.0	45.0	7.0	4.45	142.8	7.05	Resurreccion
OG-1491	57.3	59.7	2.4	17.95	133.2	20.37	Veta Rojo
OU-1113	128.9	130.5	1.7	2.30	269.1	7.19	Rosario
OU-1114	106.6	109.9	3.4	4.00	2.0	4.04	Rosario
OU-1115	91.6	92.6	1.0	5.88	404.0	13.22	Rosario
OU-1120	250.8	253.7	2.9	1.24	51.2	2.17	Rosario
OU-1123	338.9	341.2	2.3	7.21	28.6	7.73	San Amado
OU-1127	80.8	81.9	1.1	17.07	8.7	17.23	San Amado
OU-1153	101.3	104.2	2.9	0.95	47.3	1.81	San Amado
OU-1211	105.0	106.8	1.8	0.21	345.5	6.49	Aventurero
OU-1179	121.7	136.0	14.3	3.60	28.2	4.11	Maria

Table 3: Table of Assay Results (El Chanate)
Hole	From (m)	To (m)	Length (m)	Gold g/t
CHCI-552	153.9	179.8	25.9	0.96
CHCI-553	141.7	175.3	33.5	1.46
CHCI-568	266.7	275.8	9.1	1.07
CHCI-574	54.9	89.9	35.1	0.77
CHCI-584	86.9	118.9	32.0	0.57
CHCI-593	115.8	147.8	32.0	0.72
CHCI-597	0.0	9.1	9.1	1.17
CHCI-597	68.6	83.8	15.2	0.44
CHCI-597	118.9	128.0	9.2	1.06
CHCI-597	204.2	251.5	47.2	1.66
CHCI-603	94.5	123.4	29.0	0.71
CHCI-603	137.2	181.4	44.2	0.76
CHCI-611	36.6	59.4	22.9	0.90
CHCI-611	99.1	153.9	54.9	0.62
CHCI-628	76.2	108.2	32.0	0.48
CHCI-632	128.0	157.0	29.0	2.93
CHCI-632	163.1	193.6	30.5	0.58
Holes 633-656 Assays pending
CHD-35	56.0	77.9	21.9	0.58
CHD-36	54.0	68.0	14.0	1.44
CHD-37	185.1	190.0	4.9	0.61
Holes 38-47 assays pending

Table 4: Table of Assay Results (El Cubo)
Hole	From	To	Length	Gold g/t	Silver g/t	Gold eq. g/t (55)	True Width	Vein
C-00571	253.7	255.5	1.8	0.45	93.0	2.14	1.6	Capulin
C-00571	266.6	267.4	0.8	0.16	18.0	0.49	0.4	Capulin
C-00571	271.2	272.3	1.2	0.30	23.0	0.71	0.6	Capulin
C-00571	293.7	295.9	2.2	0.08	8.0	0.23	1.9	Capulin
C-00571	316.0	317.0	1.0	0.10	9.0	0.26	0.5	Capulin
C-00571	397.6	399.6	2.0	0.04	22.0	0.43	1.3	Capulin
C-00571	404.0	406.0	1.9	0.40	194.0	3.93	0.8	Capulin
C-00575	67.0	69.0	2.0	0.19	1.0	0.21	1.4	Capulin
C-00576	64.6	65.3	0.8	0.40	1.0	0.42	0.5	Capulin
C-00576	71.0	73.0	2.0	0.23	1.0	0.25	1.3	Capulin
C-00577	78.1	97.1	19.0	1.04	36.0	1.68	12.5	Villalpando Gap
Including	88.6	94.5	5.9	2.42	84.0	3.95	3.6	Villalpando Gap
C-00578	16.0	18.1	2.1	0.25	3.0	0.30	1.3	Capulin
C-00578	270.0	272.0	2.0	2.96	5.0	3.05	1.2	Capulin
C-00579	109.2	123.7	14.5	0.41	87.0	2.00	11.0	Villalpando Gap
C-00579	154.2	154.9	0.8	0.24	44.0	1.05	0.6	Villalpando Gap
C-00580	178.7	181.0	2.3	0.54	53.0	1.49	2.0	Capulin
Including	178.7	179.6	0.9	1.18	105.0	3.09	0.7	Capulin
C-00580	231.1	232.1	1.0	0.09	7.0	0.22	0.9	Capulin
C-00581	41.1	43.0	1.9	0.22	1.0	0.24	1.2	Villalpando Gap
C-00581	66.7	67.2	0.5	0.36	5.0	0.45	0.3	Villalpando Gap
C-00582	200.8	204.0	3.2	0.49	31.0	1.05	2.5	Capulin
C-00583	78.8	80.5	1.8	0.27	83.0	1.78	1.1	Villalpando Gap
Including	79.9	80.5	0.6	0.69	181.0	3.98	0.4	Villalpando Gap
C-00583	135.3	136.3	1.1	0.14	8.0	0.29	0.6	Villalpando Gap
C-00585	83.4	94.0	10.6	0.35	16.0	0.64	6.8	Villalpando Gap
Including	86.0	87.3	1.3	2.20	59.0	3.28	0.8	Villalpando Gap
C-00586	114.3	133.1	18.8	1.50	109.0	3.49	12.3	Villalpando Gap
Including	130.1	133.1	3.0	6.36	449.0	14.53	1.1	Villalpando Gap
C-00587	200.2	209.0	8.8	0.16	16.0	0.45	5.9	Dolores
Including	200.2	201.1	0.9	0.37	101.0	2.21	0.6	Dolores
C-00587	238.5	239.4	1.0	0.15	3.0	0.20	0.6	Dolores
C-00587	248.2	253.2	5.0	1.72	273.0	6.69	3.4	Dolores
Including	249.5	251.5	2.0	3.93	609.0	15.00	1.2	Dolores
C-00589	85.9	109.1	23.3	0.94	46.0	1.77	16	Dolores
Including	86.7	88.7	2.1	0.89	158.0	3.76	1.5	Dolores
Including	94.7	96.3	1.6	10.31	116.0	12.42	0.9	Dolores
C-00589	125.9	127.2	1.3	1.22	116.0	3.33	0.8	Dolores
C-00589	132.8	148.8	16.1	0.14	12.0	0.37	11	Dolores
Including	154.1	155.1	1.0	0.12	6.0	0.22	0.7	Dolores
C-00596	188.0	188.5	0.5	0.10	12.0	0.31	0.4	Dolores
C-00596	212.9	218.4	5.4	0.21	8.0	0.35	3.8	Dolores
C-00596	256.3	256.8	0.5	0.05	9.0	0.22	0.4	Dolores